Penn National Gaming, Inc.

825 Berkshire Blvd.

Wyomissing, PA 19610

August 20, 2019

Via EDGAR

Mr. Eric McPhee

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comment Letter dated August 12, 2019
PENN NATIONAL GAMING, INC.
Form 10-K for the year ended December 31, 2018
Filed February 28, 2019
Form 10-Q for the quarter ended March 31, 2019
Filed May 8, 2019
File No. 000-24206

Dear Mr. McPhee and Ms. Monick:

This letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 12, 2019 to Penn National Gaming, Inc. regarding the above-captioned filings. In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with the Company’s response. Except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.

Form 10-Q for the quarterly period ended March 31, 2019

Non-GAAP Financial Measures, page 38

1.                                 We have reviewed your response to comment 1.

•             We continue to be unclear how you determined it was appropriate to exclude rent expense, which is a normal, recurring cash operating expense necessary to operate your business, from Net Income to arrive at Adjusted EBITDAR. Please revise future filings to remove this adjustment from your reconciliation. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully requests the Staff to reconsider the application of Question 100.01 of the Compliance &

Disclosure Interpretations for Non-GAAP Financial Measures with respect to the Company’s presentation of Adjusted EBITDAR in light of the additional information provided below.  The Company believes the disclosure of Adjusted EBITDAR is not misleading because, when properly disclosed and caveated, Adjusted EBITDAR or similar measures are intended to provide investors and analysts with what the Company believes is an additional metric traditionally used by gaming analysts, the Company and its peers, including Boyd Gaming Corporation, Caesars Entertainment Corporation, and Eldorado Resorts, Inc.  Adjusted EBITDAR provides a metric that eliminates the effects of variability in leasing methods and capital structures across gaming companies.  Adjusted EBITDAR is also commonly used by operating companies in other industries where there is significant variability in the way that capital assets are financed, such as airline operators and nursing home operators.  Adjusted EBITDAR is an especially important valuation metric for the Company because the Company has a total of 41 gaming properties and 34 of these gaming properties are subject to triple net master leases with Gaming and Leisure Properties, Inc. and VICI Properties, Inc. (referred to as “REIT landlords”).  Because we finance a significant majority of our real estate through triple net master leases, investors and analysts value our enterprise by utilizing a multiple which is applied to the estimated rental payments specific to our triple net leases with our REIT landlords which is then added to the Company’s net debt and market capitalization.  The sum is then divided by Adjusted EBITDAR to arrive at the Company’s enterprise value multiple.  As a result, we believe that Adjusted EBITDAR is not misleading and serves an important purpose in helping investors and analysts value our business.

The Company notes that the example provided in Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures relates to the exclusion of a recurring cash operating expense from a performance metric. Based upon the Company’s review of recent comment letters (such as Capital Senior Living Corporation, originally issued on July 26, 2016 and Mesa Air Group, Inc., originally issued on June 1, 2018), it appears that the Staff generally permits the use of an Adjusted EBITDAR metric when used solely as a valuation metric, provided that that there is clear disclosure that Adjusted EBITDAR should not be used as an operating metric.  In future filings, the Company will enhance existing disclosures to highlight for investors that Adjusted EBITDAR should be used solely as a valuation metric.  The disclosure the Company respectfully proposes to include in future filings would be as follows:

“We also present Adjusted EBITDAR on a consolidated basis outside the financial statements solely as a valuation metric.  This metric is included as supplemental disclosure because (i) we believe Adjusted EBITDAR is traditionally used by gaming operator analysts and investors to determine the equity value of gaming operators and (ii) Adjusted EBITDAR is one of the metrics used by other financial analysts in valuing our business. We believe Adjusted EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing real estate; and (ii) using a multiple of Adjusted EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from operating leases related to real estate.

However, Adjusted EBITDAR when presented on a consolidated basis is not a financial measure in accordance with GAAP, and should not be viewed as a measure of overall operating performance or considered in isolation or as an alternative to net income because it excludes the rent expenses associated with  our triple net leases with our REIT landlords and is provided for the limited purposes referenced herein.”

•             It appears that your measure of Adjusted EBITDA, after Lease Payments reflects the entirety of your lease payments regardless of their characterization under ASC Topic 842 (i.e. operating, finance, etc). Please explain to us how you concluded the exclusion of this adjustment does not represent a tailored accounting principle. Refer to Question 100.04 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Company’s Response:  The Company acknowledges the Staff’s comment with respect to the application of Question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. In future filings, the Company will eliminate the use of Adjusted EBITDA, after Lease Payments on a prospective basis.  The Company continues to believe that providing investors with information about the cash payments associated with our triple net leases to our landlords during each period helps them to better understand the Company’s business and financial results and will separately report this number on a prospective basis.

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Please direct any questions regarding the foregoing to the undersigned at (610) 401-2939.

Sincerely,

/s/ William J. Fair
William J. Fair,
Executive Vice President and
Chief Financial Officer